Exhibit 99.1

xa Cover note to CEO and CFO Certifications Nexa Resources S.A. ("NEXA") relies on an exemption under Part 4 of National Instrument 71-102 Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, from securities legislation requirements relating to preparation, approval, filing and delivery of interim MD&A. As a result, reference in the attached certifications to "interim MD&A" in paragraph 1 and paragraph 6 thereof is to the Earnings Release of NEXA dated October 31, 2018.

nexa

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Tito Botelho Martins Junior, Chief Executive Officer of Nexa Resources S.A., certify the following:

1. *Review*: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Nexa Resources S.A. (the "issuer") for the interim period ended September 30, 2018.

2. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. *Responsibility*: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design*: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework*: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organization of the Tradeway Commission (COSO 2013).

5.2 *ICFR*: N/A

xa 5.3 Limitation on scope of design: N/ A 6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's lC.fR that occurred during the period beginning on July 1, 2018 and ended on September 30, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Cover note to CEO and CFO Certifications Nexa Resources S.A. (“NEXA”) relies on an exemption under Part 4 of National Instrument 71-102 Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, from securities legislation requirements relating to preparation, approval, filing and delivery of interim MD&A. As a result, reference in the attached certifications to “interim MD&A” in paragraph 1 and paragraph 6 thereof is to the Earnings Release of NEXA dated October 31, 2018.

FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE 1, Mario Antonio Bertoncini, Chief Financial Officer of Nexa Resources S.A. certify the following: 1. Review: 1 have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Nexa Resources S.A. (the “issuer”) for the interim period ended September 30, 2018. 2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings. 3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings. 4. Responsibility. The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer. 5. Design; Subject to the limitations, if any, described in paragraphs 5.2 and 5,3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP. 5.2 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Committee of Sponsoring Organization of the Tradeway Commission (COSO 2013).

5.3 ICFR: N/A 5.4 Limitation on scope of design: N/A 6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July \, 2018 and ended on September 30, 2018 has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR, Date: October 31, 2018 Mario Antonio Bertoncini Chief Financial Officer